Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

To Be Held On

Friday, May 7, 2010

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of ENERPLUS RESOURCES FUND (the “Fund”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 7, 2010 at 10:00 a.m. (Calgary time) for the following purposes:

1.             to receive the consolidated financial statements of the Fund for the year ended December 31, 2009, together with the auditors’ report on those statements;

2.             to elect the directors of EnerMark Inc.;

3.             to appoint the auditors of the Fund; and

4.             to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Holders of Class B limited partnership units (“EELP Exchangeable LP Units”) of the Fund’s subsidiary, Enerplus Exchangeable Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting, as set forth in more detail in the Information Circular and Proxy Statement and the Voting Direction for Holders of Enerplus Exchangeable Limited Partnership Class B Limited Partnership Units that accompany this Notice.

Every registered holder of Trust Units and EELP Exchangeable LP Units at the close of business on March 23, 2010 (the “Record Date”) is entitled to receive notice of and vote their Trust Units and/or EELP Exchangeable LP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each EELP Exchangeable LP Unit held.  No person acquiring Trust Units or EELP Exchangeable LP Units after such date is entitled to vote at the Meeting or any adjournment thereof.

The quorum for this Meeting is two or more individuals present in person or by proxy representing at least 5% of the aggregate outstanding Trust Units and Trust Units that may be issued upon the exchange of outstanding EELP Exchangeable LP Units.

Unitholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Unitholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

Dated at Calgary, Alberta this 12th day of March, 2010.

By order of the Board of Directors of
ENERMARK INC., on behalf of
ENERPLUS RESOURCES FUND

“David A. McCoy”

David A. McCoy

Vice President, General Counsel

& Corporate Secretary

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